 Exhibit 99.1

Silver Elephant Announces Permitting Update and Low Carbon Initiative For Minago Nickel Project at Thompson Nickel Belt in Manitoba

Vancouver, British Columbia, July 7, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces the following update for its 100% owned Minago Nickel Project (“Minago Project”) at Manitoba’s Thompson’s Nickel Belt in Canada.

Environment Act License

In August 2011, the Minago Project achieved a major milestone when the Environment Act License (“EAL”) was issued by the province of Manitoba. The prior operator of the project subsequently filed a Notice of Alteration (NOA) to the EAL, in December 2013, related to relocation of the tailings management area to address First Nation concerns. The NOA process was not completed by the prior operator and remains outstanding. Since acquiring the project in February 2021, Silver Elephant has re-engaged the Manitoba Government regarding the NOA status for the 10,000 tonne-per-day open-pit mining operation at Minago. The ARDD has confirmed that the NOA can still be completed and the Company is currently working with ARDD to finalize the NOA approval, leading to issuance of an updated Environment Act License, which is expected by the end of 2021.

A socioeconomic assessment was conducted and the prior operator signed a Memorandum of Understanding (MOU) with each of the Pimichikamak Cree Nation (Cross lake), Mosakahiken First Nation (Moose Lake), and Misipawistik Cree Nation (Grand Rapids). The Company is re-engaging the First Nations with traditional territories that include the project site, including the Norway House Cree Nation, to work toward inclusion and renewal of the MOUs in 2021.

The Agriculture and Resource Development Department (“ARDD”) has expressed support for the Minago Project, which would supply much needed Class 1 high-purity nickel to make nickel-lithium batteries used in electric vehicles.

Low Carbon Operation

Several initiatives are being considered or taken to minimize the carbon footprint of potential future mining operation at Minago. For mining, the Company will examine the use of a fully electric mine fleet and review the use of waste material to expose the serpentine component to air to absorb carbon dioxide through carbonation. For ore and waste processing, the crushing, milling and flotation processes would be powered by renewable hydroelectricity, which accounts for 97% of all electricity generation in Manitoba.

About the Minago Project

The Minago Project is located in the southern part of Manitoba’s Thompson Nickel Belt (TNB), which is the fifth largest sulphide nickel belt in the world based on contained nickel endowment, containing over 18 nickel deposits and over 5 billion lbs of nickel production since 1959. (Naldrett, A.J., 2004, Magmatic Sulfide Deposits; Geology, Geochemistry and Exploration: Springer-Verlag, Berlin, 725 p.).

On July 6, 2021, Silver Elephant announced Mineral Resource Estimate for Minago prepared by Mercator and AGP with an effective date of July 2, 2021 that includes a Measured and Indicated Mineral Resource of 722 million lbs of nickel, and an Inferred Mineral Resource of 319 million lbs of nickel at an average grade of 0.74% nickel (mineral resources are not mineral reserves and do not have demonstrated economic viability). The Minago Project has received over $40 million in investment since early 2000.

Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project. Minago has been demonstrated to produce a 22.3% nickel concentrate based on representative feed of 0.54% nickel through extensive metallurgical testing by SGS. Vale currently produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the Minago project. Its nickel concentrates are shipped to its Sudbury smelter for processing to refined nickel.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person (“QP”) as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.